FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(TRANSLATION OF REGISTRANT’S NAME INTO ENGLISH)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No         X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-             N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

TABLE OF CONTENTS

Page
Signature	3
Exhibit 99.1– Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name: Title:	Takyung (Sam) Tsang Chief Financial Officer

Date: February 27, 2007

Exhibit 99.1

China Medical Reports Preliminary Third Quarter Financial Results for the Fiscal Year Ending March 31, 2007

Beijing, China, February 27, 2007 – China Medical Technologies, Inc. (the "Company") (Nasdaq: CMED), a leading China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostic (“IVD”) systems and tumor therapy systems, today announced its preliminary financial results for the third quarter of 2006 (“3Q FY2006”). The Company’s 2006 fiscal year ends March 31, 2007, which makes the quarter ended December 31, 2007, the Company’s third quarter.

3Q FY2006 Highlights

•	Net revenues increased by 46.1% year-over-year to RMB161.5 million (US$20.7 million).

•	Preliminary net income increased by 55.4% year-over-year to RMB88.4 million (US$11.3 million).

•	Preliminary diluted earnings per ADS* were RMB3.24 (US$0.42) for the quarter.

*One American Depositary Share (“ADS”) = 10 ordinary shares

“We are pleased to report another strong quarter, which I believe reflects the strength and sustainability of our business,” commented Mr. Xiaodong Wu, Chairman and CEO of China Medical. “Our acquisition of the Fluorescent in situ Hybridization (“FISH”) business will further expand our IVD platform to molecular diagnostics and strengthen our leading position in the advanced IVD market in China. The FISH technology is an excellent strategic fit for us and we are enthusiastic about our planned launch of new FISH products to Chinese hospitals in the next few months. We expect revenues from diagnostic products will overtake HIFU revenue to become our largest source of revenue within two years.”

Preliminary Results May Be Subject to Material Adjustment

The Company is currently evaluating the accounting treatment with respect to the embedded conversion feature relating to the 3.5% convertible senior subordinated notes due 2011 (the “Convertible Notes”) the Company issued and sold in November 2006. The accounting treatment involves the technical application of a set of complex accounting rules and standards. The financial results and guidance reported in this press release are unaudited and do not take into account any adjustments that may be required in connection with the potential accounting treatment of this aspect of the Convertible Notes. The Company does not believe that such adjustments, if made, will impact the Company’s cash flows, net revenues, cost of revenues, gross profit or operating income. However, because the financial results and guidance reported in this press release do not include the potential effects of any adjustments which may result from the accounting treatment of the embedded conversion feature of the Convertible Notes, the financial results and guidance reported in this press release are preliminary and may be subject to material adjustment.

Financial Results

China Medical reported net revenues of RMB161.5 million (US$20.7 million) for 3Q FY2006, representing a 46.1% increase from the corresponding period of 2005 and a 22.9% sequential increase from the previous quarter ended September 30, 2006.

The Company’s revenues are currently generated from two product lines, ECLIA diagnostic systems and HIFU tumor therapy systems. ECLIA system sales include the sales of ECLIA analyzers and reagent kits.

ECLIA system sales for 3Q FY2006 were RMB55.4 million (US$7.1 million), representing a 64.4% increase from the corresponding period of 2005 and a 7.8% sequential increase from the previous quarter. Both the year-over-year and sequential growth in ECLIA system sales reflect rapid acceptance of ECLIA technology in the medical community in China and drove an increase in sales of reagent kits. Our strong growth in the sales of reagent kits in 3Q FY2006 was partially offset by the lower sales of analyzers due to the launch of the Company’s new semi-automatic analyzer and the suspension of production of the old semi-automatic analyzer in October 2006. Sales of the old analyzer in the previous quarter are not a good reference for the performance of the new analyzer because sales of the new analyzer in 3Q FY 2006 following its launch have been stronger than the initial sales of the old analyzer in the first and the second quarters following its introduction in 2004. The addition of new reagent kits over the past 12 months broadened the Company’s product portfolio from 27 to 56 and management expects to launch new reagent kits for Down syndrome and liver fibrosis in March 2007.

HIFU tumor therapy system sales for 3Q FY2006 were RMB106.1 million (US$13.6 million), representing a 38.2% increase from the corresponding period of 2005 and a 32.6% sequential increase from the previous quarter. The year-over-year growth in this sector was driven primarily by an increase in unit sales resulting from an increased level of awareness and acceptance of the HIFU tumor therapy system in the medical community in China due to the Company’s continued marketing efforts. In addition, the Company was able to pass through an approximately 6% increase in the average selling price in September 2006, which also contributed to the growth in revenue. The sequential growth was primarily due to the seasonality in sales in this market. Historically, HIFU sales in the December and March quarters are particularly strong due to the typical procurement patterns of Chinese hospitals for large capital equipment.

The gross margin increased to 72.6% in 3Q FY2006 as compared to 70.4% and 71.9% for the corresponding quarter in 2005 and the previous quarter, respectively. This improvement in gross margin was primarily due to the price increase for the Company’s HIFU tumor therapy system and higher revenue contribution from ECLIA reagents.

Research and development expenses were RMB9.3 million (US$1.2 million) for 3Q FY2006, representing a 39.5% year-over-year increase and a 10.7% sequential increase. The increase was primarily due to the HIFU–related medical study that is being conducted in partnership with the Chinese Ministry of Health (the “MOH”), the pre-clinical trials that are being conducted in the United States and research cooperation with the Chinese Academy of Sciences Institute of Acoustics.

Sales and marketing expenses were RMB4.3 million (US$0.5 million) for 3Q FY2006, representing a slight 6.7% year-over-year increase and a slight 4.6% sequential decrease.

General and administrative expenses were RMB13.5 million (US$1.7 million) for 3Q FY2006, representing a 20.7% year-over-year increase and a 12.6% sequential increase primarily due to an increase in headcount as the Company expanded its operations.

Other income was RMB2.6 million (US$0.3 million) for 3Q FY2006, which was primarily related to a government grant that was secured in support of the Company’s HIFU development.

The amortization of convertible notes issuance costs of RMB1.0 million (US$0.1 million) for 3Q FY2006 was due to the US$150 million convertible notes that were issued in November 2006. The issuance costs are amortized over the life of the convertible notes for a period of five years.

Interest income was RMB11.1 million (US$1.4 million) for 3Q FY2006, representing a 92.7% increase from the corresponding period of 2005 and a 39.5% sequential increase from the previous quarter. The year-over-year increase was primarily due to interest income generated from the net proceeds received from the Company’s initial public offering in August 2005. The sequential increase was due primarily to the interest income generated from the net proceeds received from the Company’s issuance of convertible notes in November 2006.

The interest expense of RMB5.2 million (US$0.7 million) for 3Q FY2006 related to interest on the convertible notes issued in November 2006. The notes bear interest at 3.5% per annum.

The income tax expense was RMB9.3 million (US$1.2 million) for 3Q FY2006. The income tax expense increased by only 7.6% from the corresponding period in 2005 because an income tax concession was granted by the PRC tax authorities in February 2006. The income tax rate for the Company’s PRC subsidiary was retroactively reduced from 15% to 10% from January 2005 to December 2007. As a result of the tax concession, the Company changed the tax rate used to record its income tax expense from February 2006 and made an adjustment for the months prior to this. The estimated effective tax rate for 3Q FY2006 was 9.5%, which is slightly higher than the 8.9% rate from the previous quarter.

The preliminary net income was RMB88.4 million (US$11.3 million) for 3Q FY2006, representing a 55.4% increase from the corresponding period in 2005 and a 23.4% sequential increase from the previous quarter.

As of December 31, 2006, the Company’s cash balance was RMB1.7 billion (US$217.8 million). Net operating cash flow for 3Q FY2006 was RMB115.3 million (US$14.8 million).

As of December 31, 2006, the Company’s accounts receivable was RMB190.0 million (US$24.3 million), representing a 5.3% increase from the end of the September quarter. This was quite favorable given the 22.9% sequential increase in net revenues during 3Q FY2006. The turnover days improved to 140 days at the end of December from 148 days at the end of September.

For the convenience of readers, certain RMB amounts have been translated into U.S. dollars at the rate of RMB7.8041 to US$1.00, the noon buying rate in New York City for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of Friday, December 29, 2006.

Outlook for FY2006

Based on current operating and market conditions and subject to any potential accounting adjustments discussed above, the Company maintains its previously announced targets for the fiscal year ending March 31, 2007. The target net revenues for the fiscal year ending March 31, 2007 are expected to be between RMB521 million (US$66.8 million) and RMB533 million (US$68.3 million) and the target annual net income for the fiscal year ending March 31, 2007 are expected to be between RMB263 million (US$33.7 million) and RMB271 million (US$34.7 million).

(Note – The changes in the U.S. dollar figures are the result of the application of the exchange rate as of December 29, 2006.)

Resignation of Chief Operating Officer

The Company received the resignation of Mr. Minshi (Mike) Shen as Chief Operating Officer (“COO”). His last day with the Company was January 31, 2007. Mr. Shen plans to start his own medical device distribution and supply business, which will include the Company’s HIFU tumor therapy and ECLIA systems. “We thank Mr. Shen for his hard work and contribution to the Company during his employment and wish him all the best in his future endeavors.” stated Mr. Xiaodong Wu, Chairman and CEO. Mr. Shen’s responsibilities have been taken over by Mr. Wu and Mr. Tsang, CFO.

Conference Call

China Medical’s management team will host a conference call at 8:00 a.m. Eastern Time on February 27, 2007 (or 9:00 p.m. Beijing/Hong Kong time on February 27, 2007) to discuss the preliminary results following this earnings announcement.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number 1 866 510 0705

- International dial-in number 1 617 597 5363

Passcode CMEDCALL.

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of this webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Time on February 28, 2007.

The dial-in details for the replay are as follows:

- U.S. Toll Free Number 1 888 286 8010

- International dial-in number 1 617 801 6888

Passcode 93175957

About China Medical Technologies, Inc.

China Medical Technologies, Inc. is a China-based medical device company that develops, manufactures and markets advanced in-vitro diagnostics products using enhanced chemiluminescence immunoassay (“ECLIA”) technology to detect and monitor various diseases and disorders and high intensity focused ultrasound (“HIFU”) tumor therapy systems for the treatment of solid cancers and benign tumors. For more information, please visit www.chinameditech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including risks related to China Medical’s ability of successfully commercialize the products utilizing the FISH technology and launch products in China or elsewhere in a timely manner. Further information regarding these and other risks is included in China Medical’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. China Medical does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Winnie Fan

China Medical Technologies, Inc.

Tel: 86 10 6530 8833

Email: IR@chinameditech.com

Tip Fleming

Christensen

Tel: 852 2117 0861

Email: tipfleming@ChristensenIR.com

Chris Gustafson

Christensen

Tel: 1 212 618 1978

Email: cgus@ChristensenIR.com

China Medical Technologies, Inc.

Preliminary Unaudited Condensed Consolidated Balance Sheets

	As of
	March 31, 2006	September 30, 2006	December 31, 2006
	RMB	RMB	RMB	US$
	(in thousands)
Assets
Current assets
Cash and cash equivalents	843,791	937,241	1,699,350	217,751
Trade accounts receivable	155,751	180,352	189,973	24,343
Prepayments and other receivables	26,260	31,806	30,557	3,915
Inventories	10,380	17,174	13,808	1,769

Total current assets	1,036,182	1,166,573	1,933,688	247,778
Property, plant and equipment, net	105,570	124,493	130,790	16,759
Intangible assets, net	224,744	217,285	213,556	27,365
Lease prepayments, net	7,811	7,716	7,668	983
Prepayments and other receivables	—	—	235,673	30,199
Deferred income taxes	1,534	1,038	790	101
Convertible notes issuance costs	—	—	40,495	5,189

Total assets	1,375,841	1,517,105	2,562,660	328,374

Liabilities
Current liabilities
Trade accounts payable	33,833	37,120	41,107	5,267
Accrued liabilities and other payables	73,872	94,010	108,224	13,868
Income tax payable	21,602	28,870	37,614	4,820

Total current liabilities	129,307	160,000	186,945	23,955
Convertible notes	—	—	1,170,615	150,000

Total liabilities	129,307	160,000	1,357,560	173,955

Shareholders’ equity
Share capital	225,125	225,125	225,125	28,847
Ordinary shares US$0.1 par value: 500,000,000 authorized; 273,600,001 issued and fully paid as of March 31, September 30, and December 31, 2006
Additional paid-in capital	739,936	740,362	504,484	64,643
General reserve fund	22,275	22,275	22,275	2,854
Unearned compensation	(226)	—	—	—
Accumulated other comprehensive loss – cumulative translation adjustments	(5,737)	(13,383)	(17,938)	(2,298)
Retained earnings	265,161	382,726	471,154	60,373

Total shareholders’ equity	1,246,534	1,357,105	1,205,100	154,419

Total liabilities and shareholders’ equity	1,375,841	1,517,105	2,562,660	328,374

China Medical Technologies, Inc.

Preliminary Unaudited Condensed Consolidated Statements of Income

	For the Three Months Ended
	December 31, 2005	September 30, 2006	December 31, 2006
	RMB	RMB	RMB	US$
	(in thousands except for per ADS information)
Revenues, net	110,515	131,411	161,509	20,695
Cost of revenues	(32,720)	(36,973)	(44,259)	(5,671)

Gross profit	77,795	94,438	117,250	15,024
Operating expenses:
Research and development	(6,646)	(8,377)	(9,271)	(1,188)
Sales and marketing	(3,985)	(4,457)	(4,252)	(545)
General and administrative	(11,218)	(12,026)	(13,538)	(1,734)

Total operating expenses	(21,849)	(24,860)	(27,061)	(3,467)

Operating income	55,946	69,578	90,189	11,557
Other income	3,820	1,100	2,624	336
Amortization of convertible notes issuance costs	—	—	(1,046)	(134)
Interest income	5,767	7,970	11,115	1,424
Interest expense	—	—	(5,160)	(661)

Income before tax	65,533	78,648	97,722	12,522
Income tax expense	(8,640)	(7,001)	(9,294)	(1,191)

Net income	56,893	71,647	88,428	11,331

Earnings per ADS – basic	2.08	2.62	3.30	0.42

– diluted	2.08	2.62	3.24	0.42

Weighted average number of ADS – basic	27,360,000	27,360,000	26,765,505	26,765,505

– diluted	27,397,521	27,381,116	29,175,363	29,175,363